Exhibit 99.153

news release

6 Adelaide Street East, Suite 500	Shares outstanding: 47,784,528
Toronto, ON M5C 1H6	TSX: BLE, BLE.WT
Frankfurt: A6R
April 5, 2006
Blue Pearl Mining completes $3 million financing for its Davidson molybdenum project
Blue Pearl Mining Ltd. (TSX: BLE; Frankfurt: A6R) today announced the closing of a private placement of 1,085,000 flow-through common shares priced at $2.85 per share for total gross proceeds of $3,092,250. The financing was led by Canaccord Adams and included Orion Securities Inc. (the “Agents”). Blue Pearl also issued compensation options entitling the Agents to purchase 75,950 common shares at $2.85 per share until April 5, 2008.
Funds raised from the issuance of the flow-through shares will be used for exploration expenditures at the Company’s Davidson Project, an underground molybdenum deposit near Smithers in northern British Columbia, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year. The flow-through shares will be subject to a four-month hold period from the closing date.
Engineering consultant, Hatch Inc., is in the midst of a study to determine the feasibility of mining a high-grade portion of the Davidson Deposit and shipping ore to Endako’s Fraser Lake operations roughly 200 kilometres southeast of Smithers. As previously announced in late February, Blue Pearl has signed a Memorandum of Understanding with Endako Mines for construction of a 2,000-tonne-per-day milling circuit to process Davidson ore at Endako.
About Blue Pearl Mining
Blue Pearl is a Canadian mineral resource company focused solely on developing the Davidson molybdenum Project. For further information please visit our website at www.bluepearl.ca or contact:

Ian McDonald, Chairman & CEO	Olav Svela, VP, Investor Relations
Blue Pearl Mining Ltd.	Blue Pearl Mining Ltd.
Tel.: 416-860-1438, toll free: 1-800-827-0992	Tel: 416-860-1438, toll free: 1-800-827-0992
info@bluepearl.ca

Christina Lalli
Renmark Financial Communications Inc.
Tel.: 514-939-3989
clalli@renmarkfinancial.com